NEWS RELEASE
Contact: Chuck Provini
732-576-8800
Info@NatcoreSolar.com

Natcore Technology Grants Options

Rochester, NY — (January 10, 2018) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has, in conjunction with its annual employee reviews, granted an aggregate of 1,354,000 stock options to employees and two officers at a price of CDN$0.095 per share for a period of five years. The grant is subject to the approval of regulatory authorities, including the TSX Venture Exchange.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.